SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-17156

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 127 West 30th Street, New York, NY 10001

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
and Supplemental Schedule

December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Merisel, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004, and the changes in the net assets available for plan benefits for the year then ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
New York, New York
July 14, 2006

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments (participant-directed): Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$7,732,833	$4,715,221
Guaranteed income fund	2,542,096	1,932,857
Merisel, Inc. common stock	629,688	573,188
Participant loans	108,896	-

Total investments	11,013,513	7,221,266

Receivables:
Participant contributions	71,850	6,732
Employer contributions	40,391	-
Accrued interest	93	-

Total assets	11,125,847	7,225,297

Liabilities:
Amounts due to participants	-	2,701

Net assets available for plan benefits	$11,125,847	$7,225,297

See accompanying notes to financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Interest income	$84,400
Net appreciation in fair value of Merisel, Inc. common stock	92,500
Net appreciation in fair value of pooled separate accounts	481,076
Total investment income	657,976

Contributions:
Employer	312,693
Participant	1,002,131
Rollover	2,823,737

Total contributions and rollovers	4,138,561

Total additions	4,796,537

Deductions from net assets attributed to:

Benefits paid to participants	834,175
Deemed distributions	59,638
Administrative expenses and other deductions, net	2,174

Total deductions	895,987

Net increase	3,900,550

Net assets available for benefits:
Beginning of year	7,225,297

End of year	$11,125,847

See accompanying notes to financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan
The following description of the Merisel, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of Merisel, Inc. the (“Company”) who have 30 days of service and are aged twenty-one years or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of annual compensation that a participant contributes to the Plan. The Company’s matching contribution is made on a quarterly basis and is subject to an annual true up adjustment. To qualify for the quarterly matching contribution, participants must be employed by the Company on the last day of the quarter. The amount of the matching contribution is determined each year by the Board of Directors which may, at its discretion, determine that no matching contribution will be made.

Investment Options
Prudential Retirement Insurance and Annuity Company (“Prudential”) is the trustee, custodian, and record keeper of the plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The investment options, under the Plan’s group annuity contract with Prudential, comprise of pooled separate accounts as well as funds held in the insurance company general account reflecting a guaranteed income fund. In addition, until June 21, 2005, participants were permitted to direct their investments to a Merisel, Inc. common stock fund. Subsequent to this date, participants no longer have the option to purchase shares of Merisel, Inc stock.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions or account balances, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points more than the prime rate stated in the Wall Street Journal on the day the loan is made. The interest rates for loans outstanding at December 31, 2005 ranged from 6.0 percent to 9.25 percent. Principal and interest is paid ratably through payroll deductions. The repayment terms are five years or less.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years. Inservice distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2005 and 2004, forfeited nonvested accounts totaled $4,494 and $5,227, respectively. These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses. In 2005 and 2004, employer contributions were reduced by $19,730 and $11,297, respectively, and administrative expenses were reduced by $80 and $114, respectively, from forfeited nonvested accounts.

Acquisitions
During the Plan year ended December 31, 2005 Merisel, Inc. acquired several operating entities. The retained employees were allowed to rollover their account balances from their previous employers’ plans and to join the Merisel, Inc. 401(k) Retirement Savings Plan. Vesting of emp-loyer contributions for all such new participants will be based on their previous employers hire date in determining their vesting date.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Plan's investment in the Prudential group annuity contract is a fully benefit-responsive contract, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). Investments in pooled separate accounts are reported at contract value which approximates fair value. Investments in the insurance company general account are valued at contract value. Under most circumstances contract value will approximate fair value. The average yield and crediting interest rates were approximately 2.90 percent and 3.50 percent during 2005 and 2004, respectively; the crediting interest rate is reset every six months by Prudential. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The Plan’s investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Risk and Uncertainties
The plan provides for various investments options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the accompanying financial statements.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option. During 2005 and 2004, the Plan paid $3,850 and 11,764, respectively, to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. stock. The Company at its discretion, decided to pay the fees of the independent registered public accounting firm.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004
Prudential Retirement Insurance group annuity contract accounts:

Guaranteed Income Fund	$2,542,096	$1,932,857
Pooled separate accounts:
S&P 500 Index Fund	1,099,293	862,503
Fidelity Advisor Equity Growth Account	1,517,241	1,466,282
Lifetime 30 Fund	662,855	*
Lifetime 40 Fund	713,640	404,908
Wells Fargo Small Cap Value Fund	874,053	548,705

Merisel, Inc. Common Stock	629,688	573,188

* Amount represents less than 5%.

For the year ended December 31, 2005 the net appreciation in the fair value of investments in pooled separate accounts was $481,076 and the net appreciation of the fair value of the investment in Merisel, Inc. Common Stock was $92,500.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

5.	Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Party-In-Interest Transactions

Certain plan investments are separate accounts managed by Prudential. Since Prudential is the trustee, custodian, and record keeper as discussed in Note 1, Plan expenses discussed in Note 2 are considered party-in-interest transactions. Participant loans are also considered party-in-interest transactions.

7.	Late Remittances

During the Plan year ended December 31, 2005, employee withholdings in the amount of $53,262 were remitted within the appropriate time period by the Company but not appropriately included in the participant’s accounts by Prudential. The Company and Prudential became aware of the occurrence subsequently and have taken the appropriate steps to correct the situation in 2006. Prudential computed the lost earnings on these 2005 remittances and made a contribution for lost earnings to the Plan in 2006.  The non timely remitted employee contributions and earnings from this contribution are reflected as a receivable to the plan assets in the financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i - Form 5500)

December 31, 2005

Identity of issuer or borrower	Description of investment	Cost **	Current value

*Prudential Retirement Insurance	Group annuity contract (GA-37125)

*Prudential Retirement Insurance	Guaranteed Income Fund		$2,542,096
*Prudential Retirement Insurance	S&P Index Fund		1,099,293
*Prudential Retirement Insurance	Fidelity Advisor Equity Growth Account		1,517,241
*Prudential Retirement Insurance	PRUDENTIAL Lifetime20 Fund		480,259
*Prudential Retirement Insurance	PRUDENTIAL Lifetime30 Fund		662,855
*Prudential Retirement Insurance	PRUDENTIAL Lifetime40 Fund		713,640
*Prudential Retirement Insurance	PRUDENTIAL Lifetime50 Fund		401,394
*Prudential Retirement Insurance	International Blend/The Boston Co.		401,814
*Prudential Retirement Insurance	Mid Cap Value Fund (Wellington Mgmt.)		542,358
*Prudential Retirement Insurance	Wells Fargo Advisor Small Cap Value Fund		874,053
*Prudential Retirement Insurance	Alliance Growth & Income Fund		315,801
*Prudential Retirement Insurance	Mid Cap Growth/Artisan Partners		509,350
*Prudential Retirement Insurance	Small Cap Growth/Granahan		214,775
*Participant loans	Loans to participants with interest rates ranging from 6.00% to 9.25%		108,896

*Merisel, Inc.	Shares of plan sponsor common stock		629,688

			$11,013,513
*Indicates a party-in-interest to the Plan as defined by ERISA.

** Cost of participant directed investments is not required to be disclosed.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule of Late Remittances

December 31, 2005

Participant contributions Transferred late to the Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$53,262 (1)	N/A	$53,262	N/A	N/A

(1) During the Plan year ended December 31, 2005, employee withholdings in the amount of $53,262 were remitted within the appropriate time period by the Company but not appropriately included in the participant’s accounts by Prudential. The Company and Prudential became aware of the occurrence subsequently and have taken the appropriate steps to correct the situation in 2006. Prudential computed the lost earnings of $93 on these 2005 remittances and made a contribution for lost earnings to the Plan in 2006.  The non timely remitted employee contributions and earnings from this contribution are reflected as a receivable to the plan assets in the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merisel, Inc. 401(k) Retirement Savings Plan

Date: July 14, 2006	By:	/s/ Jon H. Peterson
Jon H. Peterson
Title: Chief Financial Officer

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm